UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 000-23800

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LaCrosse Footwear, Inc.

18550 NE Riverside Parkway
Portland, Oregon 97230
503-766-1010

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

FINANCIAL REPORT
DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants
LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan
Portland, Oregon

We have audited the accompanying statements of net assets available for benefits of LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in its financial status for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
April 21, 2005

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003

Assets
Investments at fair value:
Shares of registered investment companies (Note 4)	$5,797,156	$5,412,818
LaCrosse Footwear, Inc. common stock (Note 5)	247,196	185,880

	6,044,352	5,598,698

Receivables:
Employer contributions	52,896	55,526
Accrued interest	1,136	—
	-
	54,032	55,526

Cash	99	—

Total assets	6,098,483	5,654,224

Liabilities
Excess contributions payable	—	19,086

Net assets available for benefits	$6,098,483	$5,635,138

See Notes to Financial Statements.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Notes 4 and 5)	$552,368
Interest and dividends	48,190

Contributions:
Employer	175,744
Participants’	417,218
Rollovers	14,634

Total additions	1,208,154

Deductions from net assets attributed to:
Benefits paid	733,147
Administrative expenses	11,662

Total deductions	744,809

Net increase	463,345

Net assets available for benefits:
Beginning of year	5,635,138

End of year	$6,098,483

See Notes to Financial Statements.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

  Effective date:

The LaCrosse Footwear, Inc. Employees’ Retirement Savings Plan became effective January 1, 1957.

  General:

The Plan is a defined contribution plan covering all employees of LaCrosse Footwear, Inc. and Danner, Inc. (the “Company”), who meet the eligibility requirements and elect to participate in the Plan, with the exception of the employees of collective bargaining units. To be eligible, employees must be at least 21 years old and have completed 30 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”).

  Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions, eligible participant compensation, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

  Vesting:

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are vested in the employer-matching and employer discretionary contributions plus actual earnings after three years of credited service.

  Funding policy:

For each Plan year, the Company shall make matching contributions equal to a stated fraction of each participant’s deferral contributions up to a maximum of 2% of the participant’s eligible compensation.

The Company may also make profit-sharing contributions at its discretion. The amounts of the profit-sharing contributions are a percentage of the eligible compensation of all contributing participants. The profit-sharing percentage is determined annually and is based on the Company’s operating profit for the plan year. For the year ended December 31, 2004, the Company made a contribution equal to 1% of eligible participant compensation.

Participants may elect to make voluntary contributions to the plan by deferring a certain percentage of their compensation. Participants are allowed to contribute not less than 1% and not more than 30% of their eligible compensation and not to exceed the limits of sections 401(k), 404 and 415 of the Internal Revenue Code.

  Forfeitures:

Amounts not vested upon termination of employment are forfeited by participants and are used to reduce the amount of the Company’s contributions to the Plan. At December 31, 2004, forfeited nonvested accounts totaled $50,946.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description, Continued

  Investment options:

Participants direct the investments of their contributions into various investment options offered by the Plan. Participants can elect to invest from one percent to one hundred percent in selected funds and the elections can be changed daily. Participants are not allowed to direct the investments of their contributions into LaCrosse Footwear, Inc. common stock effective December 19, 2002.

  Payment of benefits:

On termination of service, a participant may elect distribution of the value of the participant’s vested balance of his or her account under one, or any combination of the following methods: (a) by payment in a lump sum; or (b) by annual installments of at least $1,000 for a period not exceeding 10 years.

Note 2. Summary of Significant Accounting Policies

Basis of accounting:

The Plan’s financial statements are presented on an accrual basis of accounting.

Investment administration and valuation and income recognition:

The activities of the Trust are administered by U S Bank National Association (the “Trustee”).

The investments in common stock and shares of registered investment companies are stated at fair value based upon quoted market prices. Realized gains and losses on sales of securities are recorded on a trade-date basis. Net unrealized appreciation or depreciation on investments is recorded based on the fair value of the investments at the end of the reporting period. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of benefits:

Benefits are recorded when paid.

Use of estimates in the preparation of financial statements:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Administrative expenses:

All fees and expenses incurred by the Plan shall be paid by the Company or from plan assets as determined by the Plan Administrator.

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 4. Investments in Shares of Registered Investment Companies

The following table presents the fair value of shares of registered investment companies as of December 31, 2004 and 2003. Individual investments that represent five percent or more of the Plan’s net assets as of either December 31, 2004 or 2003 are separately identified.

	2004	2003

Shares of Registered Investment Companies:
Money Market Fund:
First American Prime Obligations Fund	$740,190	$979,864
Bond Fund	201,449	174,017
Equity Funds:
Brandywine Fund	665,311	824,871
Federated Capital Appreciation Fund	—	382,905
First American Equity Income Fund	522,312	544,328
First American Equity Index Fund	1,008,946	544,655
First American Mid Cap Growth Opportunity Fund	608,644	353,347
First American Small Cap Select Fund	339,462	252,748
Heartland Value Fund	894,483	801,772
Other, less than 5% of net assets available for benefits	595,915	426,605
Balanced Funds	220,444	127,706

	$5,797,156	$5,412,818

During 2004, the Plan’s investments in shares of registered investment companies (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Bond Fund	$(66)
Equity Funds	466,246
Balanced Funds	18,389

Total	$484,569

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5. Investment in LaCrosse Footwear, Inc. Common Stock

The Plan’s investments at December 31 in LaCrosse Footwear, Inc. common stock are as follows:

	2004	2003

Number of shares	22,931	23,619
Cost	$129,324	$133,190
Fair value	$247,196	$185,880

During 2004, the Plan’s investment in the Company’s common stock (including shares bought, sold and held during the year) appreciated in value $67,799.

Note 6. Income Tax Status

The Plan obtained its latest determination letter on September 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Note 7. Transactions With Parties-in-Interest

The Plan invests in certain shares of registered investment companies that are managed by the Plan Trustee. Also, transactions involving LaCrosse Footwear, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Effective December 19, 2002, participants are no longer allowed to direct salary deferrals into LaCrosse Footwear, Inc. common stock.

SUPPLEMENTARY INFORMATION

LACROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT

December 31, 2004

	Description	Current Value

	Investments at fair value:
	Shares of Registered Investment Companies:
	Money Market Fund:
*	First American Prime Obligations Fund	$740,190

	Bond Funds:
*	First American Core Bond Fund	201,449

	Equity Funds:
	American Century Ultra Fund	284,718
	Brandywine Fund	665,311
	American Euro Pacific Growth Fund	114,938
*	First American Equity Income Fund	522,312
*	First American Equity Index Fund	1,008,946
*	First American Small Cap Index Fund	153,735
*	First American Mid Cap Index Fund	42,524
*	First American Small Cap Select Fund	339,462
*	First American Mid Cap Growth Opportunity Fund	608,644
	Heartland Value Fund	894,483

		4,635,073

	Balanced Funds:
*	First American Balanced Fund	1,561
	Dodge & Cox Balanced Fund	218,883

		220,444

*	LaCrosse Footwear, Inc. common stock	247,196

		$6,044,352

*	Indicates party-in-interest. See Note 7.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

LaCROSSE FOOTWEAR, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN

By:	/s/ Joseph P. Schneider

Joseph P. Schneider President and Chief Executive Officer
LaCrosse Footwear, Inc., Plan Administrator

     Date: June 29, 2005

LaCROSSE FOOTWEAR, INC.
EMPLOYEES’ RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm